June 25, 2007	Patrick J. Rondeau

Securities and Exchange Commission	+1 617 526 6670 (t)

Division of Corporation Finance	+1 617 526 5000 (f)

100 F Street, NE	patrick.rondeau@wilmerhale.com
Washington, D.C. 20549
Mail Stop 4561

Attention: Kathleen Collins, Accounting Branch Chief

Re:	Netezza Corporation
Amendment No. 3 to Form S-1
Filed on May 4, 2007
File No. 333-141522

Ladies and Gentlemen:

On behalf of Netezza Corporation (“Netezza” or the “Company”), this letter is submitted in response to comments contained in a letter dated June 21, 2007 (the “Letter”) from Kathleen Collins, Accounting Branch Chief, of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to Jitendra S. Saxena, Chief Executive Officer of Netezza. Attached to this letter are copies of certain pages from Amendment No. 4 to the Registration Statement referenced above (the “Registration Statement”), which the Company plans to file within the next several days, incorporating proposed changes to the Registration Statement in response to these comments. The responses contained herein are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company. The responses are keyed to the numbering of the comments in the Letter and to the headings used in the Letter. In most instances, the Company has responded to the comments in the Letter by making changes to the disclosure set forth in the attached pages. Unless otherwise indicated, the information in this letter gives effect to the planned one-for-two reverse split of the Company’s common stock to be effected prior to the closing of this offering.

General

Comment:

1. We note your response to comment 8 to the Staff’s letter dated June 1, 2007 where you indicate that the Company plans to include the IPO price range in your next amendment. Please note that since the price range triggers a number of disclosure matters, we will need sufficient time to process the amendment when it is included. Please also understand that its effect on disclosures throughout the document may cause us to raise issues on areas not previously commented on.

Response:  The Company advises the Staff that it expects the price range for its initial public offering of common stock (the “IPO”) to be $9.00 to $11.00. In response to the Staff’s comment, the Company will revise the disclosure in Amendment No. 4 to reflect this range.

The Offering, page 4

Comment:

2. Reconcile the number of shares of common stock to be outstanding after this offering of 46,631,079 as disclosed on page 4 (and elsewhere throughout the document), and 46,741,641 as disclosed on page 25 to the amount disclosed on the face of the Pro Forma Balance Sheet on page F-3 of 46,752,641. Tell us why these three amounts do not agree or revise your disclosures accordingly.

Securities and Exchange Commission
June 25, 2007

Response:  The Company advises the Staff that the number of shares of common stock to be issued and outstanding after this offering of 46,631,079 referenced on page 4 is the correct figure. The figure of 46,752,641 on the face of the Balance Sheet on page F-3 represents the number of issued shares of common stock on a pro forma basis as of April 30, 2007. This number consists of the number of shares to be issued and outstanding after the offering plus the 139,062 shares of common stock held in treasury minus 17,500 shares of unvested restricted common stock, which, although currently actually issued and outstanding, for purposes of the Company’s balance sheet presentation are classified as a liability as described on Page F-27 of the Registration Statement under the section entitled “Restricted Stock Agreements”, in accordance with the provisions of Emerging Issues Task Force 00-23, “Issues Related to Accounting for Stock Compensation under APB Opinion no. 25 and FASB Interpretation No. 44.” As a result, these shares will be accounted for as outstanding when the repurchase restrictions lapse. In response to the Staff’s comment, the figure of 46,741,641 on page 25 will be revised to match the disclosure on page F-3. Please see the proposed change on page 25 attached to this letter.

Comment:

3. Clarify whether the number of shares of common stock to be outstanding after this offering as disclosed on pages 4, 28 and F-14 excludes the 17,500 shares of unvested restricted common stock as noted on page 26 of the filing. Revise the filing as necessary.

Response:  The Company advises the Staff that the number of shares of common stock to be issued and outstanding after the offering disclosed on pages 4 and 28 of the Registration Statement includes the 17,500 shares of unvested restricted common stock noted on page 26 of the filing. For the reasons set forth in the response to comment 2, the pro forma presentation on page 26 of the Registration Statement does not include the referenced shares of unvested restricted common stock. The Company notes that page F-14 does not contain any discussion of the number of shares of common stock to be outstanding after the offering. In response to the Staff’s comment, the Company will revise the disclosure on pages 4 and 28 of Amendment No. 4 to clarify that the number of shares to be outstanding after the offering includes all shares of unvested restricted common stock. Please see the proposed changes on pages 4 and 28 attached to this letter.

Business

Customers, page 61

Comment:

4. Please refer to comment number 4 in our letter dated June 1, 2007. We note your disclosures on page 61 where you disclose the names of your significant customers for fiscal 2005 and 2006. We further note that one customer accounted for 20% of total revenue for the quarter ending April 30, 2007; however, this customer has not been named. As previously requested please revise to disclose the name of this customer and their relationship, if any, to the Company in the “Business” section of the prospectus. We refer you to Item 11 of Form S-1 and Item 101(c)(vii) of Regulation S-K.

Response:  In response to the Staff’s comment, the Company will revise the disclosure on page 63 of Amendment No. 4 to include the name of the referenced customer. Please see the proposed change on page 63 attached to this letter.

Stock Based Compensation, page F-11

Comment:

5. We note your response to prior comment 6 in our letter dated June 1, 2007 where you indicate that the Company did not apply a mathematical weighting to each methodology (comparable companies, precedent transactions and discounted cash flow analysis) in calculating the blended valuation range. Rather, you

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indicate the Company used “professional judgment” in determining the fair value of your common stock. Please explain further what you mean by “professional judgment” and tell us specifically how it factored into your valuation. In this regard, for each valuation date, tell us the valuation ranges as determined by each methodology and how you combined such ranges to arrive at the “blended valuation range.” Revise your disclosures to include a more enhanced discussion of how the implied valuation ranges are combined. Ensure your disclosures include the fact that the greater emphasis was placed on the comparable companies and precedent transaction methodologies and why.

Response:  The Company advises the Staff that it relied on the professional judgment of Revolution Partners, a Boston-based investment banking firm that focuses on providing financial and strategic advisory services to technology companies. The firm was founded in 2001 and has extensive experience in the valuation of technology companies. Revolution Partners utilized its experience in valuing private companies in the technology space to determine the final blended valuation ranges for each of the periods that it considered. In connection with its valuation determination, Revolutions Partners used the valuation ranges set forth below. To determine the final blended valuation range, Revolution Partners relied predominantly on the valuation ranges provided by the comparable company and precedent transaction analyses. The process of determining a final blended valuation begins by determining the highest and lowest valuations of both the comparable company and precedent transaction analyses. This determines a combined valuation range which is the low-high comparable and precedent valuation ranges outlined below for each time period. In determining the ultimate blended valuation, Revolution Partners chose a valuation range that fell within the combined valuation range. Although the discounted cash flow analysis (“DCF”) is the least relevant methodology to determining the value of high-growth, early-stage technology companies, Revolution Partners utilized the DCF valuation as a benchmark to test the results of the final blended valuation. Revolution Partners then adjusted the blended valuation range if it substantially differed from the DCF valuation range. For the January 2006, August 2006 and November 2006 valuation analyses, the blended valuation determined from the combined valuation range did not substantially differ from the DCF valuation range so no adjustments were made. In the February 2007 analysis, the initial blended valuation range was $325 - $425 million, which was nearly double the DCF valuation range of $156 - $229 million. As such, Revolution Partners reduced the final blended valuation range to $300 - $400 million.

January 2006

•	Comparable Companies: $243 - $323 million

•	Precedent Transactions: $233 - $303 million

•	Discounted Cash Flow: $226 - $302 million

•	Low - High of Comparable and Precedent Valuations: $233 - $323 million

•	Blended Valuation: $240 - $313 million

August 2006

•	Comparable Companies: $125 - $225 million

•	Precedent Transactions: $205 - $305 million

•	Discounted Cash Flow: $126 - $183 million

•	Low - High of Comparable and Precedent Valuations: $125 - $305 million

•	Blended Valuation: $150 - $275 million

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November 2006

•	Comparable Companies: $204 - $294 million

•	Precedent Transactions: $234 - $334 million

•	Discounted Cash Flow: $137 - $198 million

•	Low - High of Comparable and Precedent Valuations: $204 - $334 million

•	Blended Valuation: $210 - $310 million

February 2007

•	Comparable Companies: $303 - $433 million

•	Precedent Transactions: $363 - $463 million

•	Discounted Cash Flow: $156 - $229 million

•	Low - High of Comparable and Precedent Valuations: $303 - $463 million

•	Blended Valuation: $300 - $400 million

In response to the Staff’s comment, the Company will revise the disclosure on pages 37-39 and F-13-16 of Amendment No. 4. Please see the proposed changes on pages 37-39 and F-13-16 attached to this letter.

Comment:

6. Please include a discussion of the factors considered in selecting the comparable companies used in your valuations as indicated in your response to the 2nd bullet point of comment 6. Given that fact that the Company’s revenue growth rate was approximately 49% and 48% in fiscal 2006 and fiscal 2007, please explain why Revolution Partners considered comparable companies with revenue growth rates significantly below that of the Company. Furthermore, given the greater weight applied to the valuation of comparable companies, clarify whether adjustments were made to the initial valuation in order to achieve comparability (i.e., typical adjustments relate to factors such as differences in entity size, working capital, liquidity, profitability and marketability).

Response:  The Company advises the Staff that Revolution Partners selected publicly traded companies who were comparable to Netezza on a variety of factors, including business model, product mix, size and revenue growth rates. With respect to revenue growth rates, Revolution Partners notes that mature, publicly traded companies tend to have lower annual growth rates than high-growth, early-stage technology companies, such as the Company. Accordingly, Revolution Partners sought comparable companies that were as closely comparable as possible to Netezza based on a range of factors, and (while there were not any companies in Netezza’s industry that had revenue growth rates identical to Netezza) chose those companies in Netezza’s space whose revenue growth rates most closely approximated Netezza’s revenue growth rates. The Company advises the Staff that Revolution Partners did not make any adjustments to the initial valuation in order to achieve comparability. In response to the Staff’s comment, the Company will revise the disclosure on pages 37 and F-13 of Amendment No. 4. Please see the proposed changes on pages 37 and F-13 attached to this letter.

Comment:

7. As it relates to the precedent transactions analysis, clarify whether Revolution Partners considered any significant value-creating milestone events that differ between the comparables. Revise the filing to incorporate your response.

Response:  The Company advises the Staff that one of the primary drivers of Revolution Partners’ valuation analyses is the Company’s financial projections. Revolution Partners does not adjust the Company’s

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financial projections prior to using them as part of their valuation analyses. Therefore, while operational benchmarks may potentially have an impact on the development of the Company’s financial projections, Revolution Partners does not independently incorporate the effect of operational milestones into its valuation analyses. The Revolution Partners valuations did not take into account any significant value-creating milestones of the comparable companies, independent of those reflected in their operating results. In response to the Staff’s comment, the Company will revise pages 37 and F-13 of Amendment No. 4. Please see the proposed changes on pages 37 and F-13 attached to this letter.

Comment:

8. We note your response to comment 6 to our letter dated June 1, 2007 where you provide (a) the discount rates used in the discounted cash flow analysis (3rd bullet point) and (b) the marketability and minority discount rates used in your valuations (5th and 6th bullet points, respectively). Revise to disclose all discount rates used at each valuation date and how management determined the appropriateness of such rates. Also, with regards to the minority discount rate, please include discussion of the factors considered in determining that there is a disproportionate return to certain shareholders, either through the enterprise value cash flows or the equity rights to support the minority discounts used in the valuation.

Response:  In response to the Staff’s comment, the Company will revise pages 37-38 and F-13-14 of Amendment No. 4. Please see the proposed changes on pages 37-38 and F-13-14 attached to this letter. The Company advises the Staff, that Revolution Partners did not apply a minority discount rate as part of its comparable companies analyses. Accordingly, in response to the Staff’s comment, the Company has removed the references to minority discount rates on pages 37 and F-13.

Comment:

9. Please refer to comment 10 in our letter dated June 1, 2007. We have reviewed your response and the revised disclosure and it is unclear to the Staff why management believes that the material difference between the fair market value of the common stock, as determined by the Board of Directors on February 14, 2007 of $6.70 per share and the currently anticipated IPO price range of $9 - $11 per share relates mainly to the Company’s assessment of risk associated with meeting its forecasted projections in the discounted cash flow analysis. Reconcile this statement to your response to prior comment 6 where you indicate that Revolution Partners “provided greater weight and equal emphasis to the comparable company and precedent transaction analysis because these methodologies provide more relevant analyses for high growth technology companies.” You further state, “[t]he discounted cash flow analysis is helpful as a guide in determining final valuation, but it is the least relevant methodology for high growth technology companies and therefore least prevalent in the market so Revolution Partners assigned it less weight.” While the underwriters may have placed significant emphasis on the Company’s forecasted cash flows in determining an estimated IPO price range, it appears that your independent valuation firm did not and therefore, we do not understand why such assumptions would be a significant factor in your reconciliation of the most recent valuation to the midpoint of the IPO price range. Please explain. Also, please revise your disclosures to discuss in more specific and quantifiable terms each of the factors and intervening events that explain the difference between the February valuations of $6.70 and the $10.00 midpoint of your IPO price range. Please describe the significant intervening events that reconcile the values in a manner that is readily understandable to investors.

Response:  The Company would like to inform the Staff that the Board of Directors of the Company has reassessed the fair market value of the common stock as of February 2007 and concluded that its fair market value at that time was $8.00 per share, rather than $6.70 per share. The Company will revise the disclosure in Amendment No. 4 to reflect this reassessment, including revisions to first quarter operating results and the addition of disclosure concerning this reassessment on pages 34, 37-40, F-3-8 and F-13-16 of Amendment No. 4. Please see the proposed changes on pages 34, 37-40, F-3-8 and F-13-16 attached to this letter.

Securities and Exchange Commission
June 25, 2007

The Company has also added additional disclosure on pages 34, 40 and F-14 of Amendment No. 4 concerning the explanation of the difference between the $8.00 per share fair market value as of February 2007 and the proposed initial public offering price range of $9.00 to $11.00 per share. As a supplement to the explanation of this difference included in Amendment No. 4, the Company also notes the following:

•	The Company acknowledges that Revolution Partners has informed the Company that the discounted cash flow analysis was assigned less weight in its valuation analyses than the comparable companies and precedent transactions methodologies. However, the managing underwriters also did not place significant emphasis on a discounted cash flow analysis in arriving at a proposed initial public offering price range. In addition, the lack of certainty that the Company would meet its first quarter projected financial performance is a relevant factor in the Board’s assessment of the fair market value of the common stock as of February. Moreover, the fact the Company exceeded its first quarter revenue projections by more than 10% could not have been factored into the Revolution Partners’ analyses or the Board’s determination of the February fair market value, but is reflected in the proposed initial public offering price range from the managing underwriters.

•	If the private company illiquidity discount and common stock discount (due to the preferential rights of the preferred stock) were excluded from the valuation analyses performed by Revolution Partners, the valuation range yielded by the Revolution Partners analyses in February would increase from $4.84-$6.76 per share to $6.30-$8.34 per share. This is an important factor in understanding the difference between the Revolution Partners valuation and the proposed initial public offering price range.

•	The valuation methodologies used by Revolution Partners, which both Revolution Partners and the Board of Directors of the Company believe to be appropriate, differ somewhat from the valuation methodologies used by the managing underwriters in arriving at a recommended proposed initial public offering price range. While Revolution Partners utilized a consistent set of comparable companies throughout its valuation exercises from February 2006 through February 2007, the managing underwriters primarily used a set of comparable companies that went public within the last year. The underwriters believe that these newly public companies share similar growth and other characteristics to the Company and are at similar points in their development and therefore represent a better proxy for the Company’s valuation. However, as the comparable companies utilized by the underwriters’ valuations only recently went public, their financials were unavailable to Revolution Partners for their February 2006 and August 2006 valuations and many were unavailable for the November 2006 and February 2007 valuations as well.

•	With regard to the statement in Amendment No. 4 that stock market conditions are stronger now than in February 2007, the Company notes that NASDAQ is up over 8% between February and June and the Dow Jones Industrial Average is up over 10% between February and June. Furthermore, the Company notes that the market for technology IPOs in particular has proven strong this year, with 21 technology IPOs occurring between February and May of this year as opposed to 7 for the same period in 2006.

Although the Board of Directors of the Company concluded that the fair market value of the common stock as of February 2007 is $8.00 per share, the Company believes that the fair market value determinations made by the Board of Directors in fiscal 2007 are reasonable and do not need to be adjusted. The Company acknowledges that the increase from the fair market value of $4.50 per share in November and December 2006 to $8.00 per share in February 2007 represents a significant increase. However, the Company strongly believes this increase is justified by several factors:

•	The Company generated revenue of $26.7 million in the quarter ended January 31, 2007. This represents the highest quarterly revenue ever recorded by the Company, and a 15% increase over the revenue in the quarter ended October 31, 2006. In addition, the Company incurred an operating loss of only $265,000 in the quarter ended January 31, 2007, marking the first time (other than during the

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initial ramp-up of the Company’s business following its formation) that the Company did not generate a quarterly operating loss of more than $1 million.

•	This strong financial performance in the latter part of fiscal 2007 resulted in greater optimism about the Company’s future financial performance. The Board-approved operating plan for fiscal 2008 forecasts an operating profit (before taking into account stock-based compensation), which is a significant milestone for the Company, particularly in light of the operating loss of $8.3 million (which includes stock-based compensation expense of $0.9 million) in fiscal 2007. In addition, the Company-provided projections used in the Revolution Partners valuation analyses in February 2007 reflected the Company’s strong year-end operating performance and were therefore significantly better than the Company-provided projections used in the November 2006 valuation analyses. For example, the November 2006 projections indicated revenue of $105.2 million and $135.5 million in fiscal 2008 and fiscal 2009, respectively, whereas the February 2007 projections indicated revenue of $109.5 million and $145.0 million in fiscal 2008 and fiscal 2009, respectively. In addition, the November 2006 projections indicated a net loss of $2.6 million in fiscal 2008 and net income of $6.7 million in fiscal 2009, whereas the February 2007 projections indicated essentially a break-even fiscal 2008 and net income of $9.4 million in fiscal 2009.

•	On February 9, 2007, the Company held its “organizational meeting” for its initial public offering, attended by the managing underwriters, underwriters’ counsel, the Company’s counsel and the Company’s auditors. This signaled to the Company and its Board of Directors that an initial public offering — which would result in liquidity for the common stock and the elimination of the superior rights and preferences of the preferred stock — was likely, which had a significant impact on the Board’s assessment of the fair market value of the common stock. In addition, the likelihood of an IPO caused Revolution Partners to reduce both the private company illiquidity discount and the common stock discount (due to the preferential rights of the preferred stock) used in its valuation analyses from 15% in November 2006 to 7.5% in February 2007.

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Moreover, the Company notes that the $4.50 per share fair market value in November and December 2006 is supported by an independent valuation of Revolution Partners, and represents a significant increase over the previously determined fair market value of $2.50 per share.

If you require additional information, please telephone either the undersigned at the telephone number indicated above or Wendell C. Taylor, Esq. of this firm at (617) 526-6335. As the Company hopes to file Amendment No. 4 on Wednesday of this week, your prompt attention to this letter would be greatly appreciated

Very truly yours,

/s/  Patrick J. Rondeau
Patrick J. Rondeau

cc:	Kathleen Collins, Esq. Maryse Mills-Apenteng, Esq. Ms. Megan Akst John Mutkoski, Esq. Mr. Richard Puccio Wendell C. Taylor, Esq.

THE OFFERING

Common stock offered	shares

Over-allotment option	shares

Common stock to be outstanding after this offering	shares

Use of proceeds	We intend to use the net proceeds from this offering for working capital and other general corporate purposes, including the development of new products, sales and marketing activities, capital expenditures and the costs of operating as a public company. We also intend to use a portion of the net proceeds to repay approximately $ of debt. We may use a portion of the net proceeds to us to expand our current business through acquisitions of other companies, assets or technologies. See “Use of Proceeds” for more information.

Risk factors	You should read the “Risk Factors” section of this prospectus for a discussion of factors to consider carefully before deciding whether to purchase shares of our common stock.

Proposed NYSE Arca symbol	“NZ”

The number of shares of our common stock to be outstanding after this offering is based on 46,631,079 shares of our common stock outstanding as of April 30, 2007. This numbers includes all issued and outstanding shares of unvested restricted common stock and excludes:

•	8,678,473 shares of our common stock issuable upon the exercise of stock options outstanding as of April 30, 2007;

•	2,451,838 shares of our common stock reserved as of April 30, 2007 for future issuance under our stock compensation plans; and

•	312,781 shares of our common stock issuable upon the exercise of warrants outstanding as of April 30, 2007.

Unless otherwise indicated, the information in this prospectus assumes the following:

•	a one-for-two reverse split of our common stock to be effected prior to the closing of this offering;

•	the automatic conversion of all of our outstanding convertible preferred stock into 38,774,847 shares of our common stock upon the closing of this offering;

•	the filing of our second amended and restated certificate of incorporation and the adoption of our amended and restated by-laws as of the closing date of this offering; and

•	no exercise by the underwriters of their over-allotment option.

CAPITALIZATION

The following table sets forth our capitalization as of April 30, 2007:

•	on an actual basis;

•	on a pro forma basis to give effect to the automatic conversion of all of our outstanding convertible preferred stock into common stock upon the closing of this offering, the one-for-two reverse split of our common stock effected prior to the closing of this offering, and the filing of our second amended and restated certificate of incorporation as of the closing date of this offering; and

•	on a pro forma as adjusted basis to give effect to the issuance and sale by us of shares of our common stock in this offering at an assumed initial public offering price of $10.00 per share, which is the midpoint of the range listed on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

You should read the following table together with our consolidated financial statements and the related notes appearing elsewhere in this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information appearing elsewhere in this prospectus.

	As of April 30, 2007
	Actual		Pro Forma
	(restated)(1)	Pro Forma	as Adjusted
	(Unaudited)
	(In thousands, except share and
	per share data)

Cash and cash equivalents	$6,080	$6,080

Note payable to bank, net of current portion	$3,418	$3,418
Convertible redeemable preferred stock, par value $0.001 per share
Series A convertible redeemable preferred stock, 17,280,000 shares authorized, 17,200,000 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	12,978	—
Series B convertible redeemable preferred stock, 29,425,622 shares authorized, 29,389,622 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	35,752	—
Series C convertible redeemable preferred stock, 23,058,151 shares authorized, issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	26,100	—
Series D convertible redeemable preferred stock, 8,147,452 shares authorized, 7,901,961 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	23,784	—
Stockholders’ equity (deficit):
Common stock, par value $0.001 per share, 150,000,000 shares authorized, 7,977,794 shares issued, actual; 500,000,000 shares authorized, 46,752,641 shares issued, pro forma; and 500,000,000 shares authorized, shares issued, pro forma as adjusted	8	47
Preferred stock, par value $0.001 per share; no shares authorized, issued or outstanding, actual; 5,000,000 shares authorized and no shares issued or outstanding, pro forma and pro forma as adjusted	—	—	—
Treasury stock, at cost	(14)	(14)
Other comprehensive income (loss)	(611)	(611)
Additional paid-in capital	—	99,597
Accumulated deficit	(83,039)	(83,039)

Total stockholders’ equity (deficit)	(83,656)	15,980

Total capitalization (including note payable, net of current portion)	$18,376	$19,398	$

(1)	See Note 2 to our consolidated financial statements with regard to the restatement of our consolidated financial statements as of and for the three months ended April 30, 2007 for stock-based compensation and preferred stock warrant valuation.

consideration paid to us by new investors by       % assuming that the number of shares offered by us, as listed on the cover page of this prospectus, remains the same.

The number of shares purchased from us by existing stockholders is based on 46,631,079 shares of our common stock outstanding as of April 30, 2007 after giving effect to the automatic conversion of all of our outstanding convertible preferred stock into common stock upon the closing of this offering and the one-for-two reverse split of our common stock effected prior to the closing of this offering and includes all issued and outstanding shares of unvested restricted common stock. This number excludes:

•	8,678,473 shares of our common stock issuable upon the exercise of stock options outstanding as of April 30, at a weighted average exercise price of $2.78 per share;

•	2,451,838 shares of our common stock reserved as of April 30, 2007 for future issuance under our stock compensation plans; and

•	312,781 shares of our common stock issuable upon the exercise of warrants outstanding as of April 30, 2007, at a weighted average exercise price of $1.31 per share.

If all our outstanding stock options and outstanding warrants had been exercised as of April 30, 2007, our pro forma net tangible book value as of April 30, 2007 would have been approximately $      million or $      per share of our common stock, and the pro forma net tangible book value after giving effect to this offering would have been $      per share, representing dilution in our pro forma net tangible book value per share to new investors of $     .

restricted stock and stock appreciation rights. SFAS No. 123(R) requires us to expense share-based payment awards with compensation cost for share-based payment transactions measured at fair value. Under this transition method, stock-based compensation expense recognized beginning February 1, 2006 is based on the grant date fair value of stock awards granted or modified after February 1, 2006. For fiscal 2007, we recorded $0.9 million of compensation expense in connection with stock-based awards. During the first three months of fiscal 2008, we granted stock options 1,875,250 shares with an exercise price of $6.70. In June 2007, in connection with our proposed initial public offering and after learning of the proposed initial public offering price range recommended by our managing underwriters, our board of directors decided to undertake a reassessment of the fair market value of our common stock as of the February 14, 2007 and February 28, 2007 grant dates. As part of this reassessment, our board of directors took into account not only the factors it originally considered in connection with setting a fair market value of $6.70 per share as of February 14, 2007, but also discussed and gave further consideration to our strong financial performance in the fourth quarter of fiscal 2007, our financial outlook for 2008, and our prospects for an initial public offering.

Following this reassessment, our board of directors, with input from management, determined that the fair market value of our common stock as of February 14, 2007 and February 28, 2007 was $8.00 per share. As a result of this determination, the exercise prices of stock option grants in the first three months of fiscal 2008 were less than the respective fair values of our common stock on the grant dates for accounting purposes. We have therefore revised the Black-Scholes fair value of these stock options to reflect the reassessed fair value of our common stock. The table below details the original and revised values associated with these grants.

Black-Scholes
		Fair Value	Black-Scholes	Increase in
	Exercise Price	as Determined	Fair Value as	Fair Value of
Shares Granted	Per share	On Grant Date	Revised	Options Granted
		(In thousands)	(In thousands)	(In thousands)

1,875,250	$6.70	$8,377	$10,385	$2,008

The options granted in the first three months of fiscal 2008 are stock options that are accounted for under SFAS 123R. Pursuant to SFAS 123R, the Black-Scholes fair value of these grants will be recognized as compensation expense on a straight line basis over the vesting period of the options, which is generally five years. For the first three months of fiscal 2008, we recorded $0.9 million of compensation expense in connection with stock-based awards based upon the revised fair value of the stock options. Unrecognized stock-based compensation expense of non-vested stock options of $15.7 million, net of forfeitures, as of April 30, 2007, is expected to be recognized using the straight-line method over a weighted average period of 4.4 years. We expect to recognize $2.6 million in stock-based compensation in the remaining three quarters of fiscal 2008, excluding the impact of any grants made after April 30, 2007.

Other

Interest Income (Expense), Net

Interest income (expense), net primarily consists of interest income on cash balances and interest expense on our outstanding debt.

Other Income (Expense), Net

Other income (expense), net primarily consists of losses or gains on translation of non-U.S. dollar transactions into U.S. dollars and mark-to-market adjustments on preferred stock warrants.

Cumulative Effect of Change in Accounting Principle

On June 29, 2005, the FASB issued FSP 150-5. FSP 150-5 affirms that freestanding warrants to purchase shares that are redeemable are subject to the requirements in SFAS No. 150, regardless of the redemption price or the timing of the redemption feature. Therefore, under SFAS No. 150, the outstanding freestanding warrants to purchase our convertible preferred stock are liabilities that must be recorded at fair value each quarter, with the changes in estimated fair value in the quarter recorded as other expense or income in our consolidated statement of operations.

group of companies that granted options with substantially similar terms. The expected volatility of options granted has been determined using an average of the historical volatility measures of this peer group of companies for a period equal to the expected life of the option. The expected volatility for options granted during fiscal 2007 was 75%-83% and during the first three months of fiscal 2008 was 75%. We intend to continue to consistently apply this process using the same or similar entities until a sufficient amount of historical information regarding the volatility of our own share price becomes available, or unless circumstances change such that the identified entities are no longer similar to us. In this latter case, more suitable, similar entities whose share prices are publicly available would be utilized in the calculation.

The expected life of options granted has been determined utilizing the “simplified” method as prescribed by the SEC’s Staff Accounting Bulletin, or SAB, No. 107, Share-Based Payment. The expected life of options granted during fiscal 2007 and during the first three months of fiscal 2008 was 6.5 years. For fiscal 2007, the weighted average risk-free interest rate used ranged from 4.56% to 5.03% and for the first three months of fiscal 2008, a risk-free interest rate of 4.49% was used. The risk-free interest rate is based on a daily treasury yield curve rate whose term is consistent with the expected life of the stock options. We have not paid and do not anticipate paying cash dividends on our shares of common stock; therefore, the expected dividend yield is assumed to be zero.

In addition, SFAS No. 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates, whereas SFAS No. 123 permitted companies to record forfeitures based on actual forfeitures, which was our historical policy under SFAS No. 123. As a result, we applied an estimated forfeiture rate, based on our historical forfeiture experience, of 2.0% in fiscal 2007 and in the first three months of fiscal 2008 in determining the expense recorded in our consolidated statement of operations.

We have historically granted stock options at exercise prices no less than the fair market value as determined by our board of directors, with input from management. Our board exercised judgment in determining the estimated fair value of our common stock on the date of grant based on a number of objective and subjective factors. Factors considered by our board of directors included:

•	Contemporaneous valuation reports that we received from Revolution Partners, an independent valuation firm, in February 2006, August 2006, November 2006 and February 2007. Each of the independent valuations reported a valuation range for our common stock based upon a combination of three different methodologies:

•	Implied valuation based on comparable companies — this method uses direct comparisons to comparable public companies and their valuations, trading and operating statistics to estimate comparable valuation ranges. In applying this methodology, Revolution Partners selected publicly traded companies who were comparable to us in a variety of factors, including business model, product mix, size and revenue growth rates. A discount is applied based upon the lack of marketability of our common stock to estimate its fair value. The factors used in determining this illiquidity discount include the company’s stage of development, operating history, size, likelihood of a liquidity event and possible timing of a liquidity event. For early-stage technology companies, Revolution Partners suggests an illiquidity discount rate range of 30-60%. In the initial valuation analysis for January 2006, Revolution Partners applied a 20% illiquidity discount to the comparable company analysis, which is lower than the early stage discount rate range mentioned above because we (i) were a well-established company with significant contracts and customers, (ii) had been in business for over five years and had nearly 200 employees, (iii) had over $50 million of annual revenue, and (iv) had good prospects for a timely liquidity event. In subsequent analyses, Revolution Partners lowered the illiquidity discount to reflect the progress we had made in our business and the greater likelihood of an initial public offering. In August 2006, November 2006 and February 2007, Revolution Partners used illiquidity discount rates of 20%, 15% and 7.5%, respectively.

•	Implied valuation based on precedent transactions — this method compares recently acquired companies and their enterprise values relative to their revenue profile to develop a comparative valuation based upon revenue multiple profiles similar to our revenue multiple profiles. The valuation analyses provided by Revolution Partners did not directly factor in the effect of significant value-creating milestones, because the results of these milestones had already been factored into the revenue projections provided to them by

us. The Revolution Partners valuations did not take into account any significant value-creating milestones of the comparable companies, independent of those reflected in their operating results.

•	Implied valuation based upon projected discounted cash flows — this method applies a discount rate to our long-term projected cash flows to produce an implied valuation range. Revolution Partners applied a 20% discount rate in the discounted cash flow analysis, which was determined by using a weighted average cost of capital analysis of certain comparable companies. The discount rate did not change over the course of the valuation analyses.

The implied valuation ranges yielded by these three methodologies are then combined to produce a blended valuation range. To determine the blended valuation range, Revolution Partners relied predominantly on the valuation ranges provided by the comparable company and precedent transaction analyses. The process of determining a blended valuation begins by determining the highest and lowest valuations of both the comparable company and precedent transaction analyses. In determining the blended valuation range, Revolution Partners then chose a valuation range that fell within the middle of the combined valuation range. Although the discounted cash flow analysis, otherwise know as DCF, is the least relevant methodology to determining the value of high-growth, early-stage technology companies, Revolution Partners utilized the DCF valuation as a benchmark to test the results of the blended valuation. Revolution Partners adjusted the blended valuation range if it substantially differed from the DCF valuation range. For the January 2006, August 2006 and November 2006 analyses, the valuation determined from the blended valuation range did not substantially differ from the DCF valuation range so no adjustments were made. In the February 2007 analysis, the initial blended valuation range was nearly double the DCF valuation range, and accordingly, Revolution Partners revised the blended valuation range downward. As a last step, Revolution Partners applied a common stock discount to the blended valuation range. There are several factors that Revolution Partners considered in determining the common stock discount, including voting rights, observer rights, information rights, rights to board seats, registration rights, rights of first refusal, preemptive rights and the likelihood of an initial public offering (where it is expected that preferred stock automatically converts to common). The experience of Revolution Partners suggests that a 30-50% discount rate is appropriate for a typical early-stage technology company, although the range can vary widely as each company has unique circumstances. In our initial valuation analysis in January 2006, Revolution Partners utilized a 40% common stock discount that was applied to the value attributable to common stock. In the judgment of Revolution Partners, a 40% discount was appropriate for a company with our profile of preferred rights and our potential for an initial public offering in the near future. In subsequent analyses, the discount rate was decreased as the likelihood of an initial public offering increased. In August 2006, November 2006 and February 2007, Revolution Partners used discount rates of 30%, 15% and 7.5%, respectively.

•	The agreed-upon consideration paid in arms-length transactions in the form of convertible preferred stock;

•	The superior rights and preferences of our preferred stock as compared to our common stock;

•	Historical and anticipated results of operations; and

•	The lack of liquidity of our common stock and the prospects for a liquidity event.

Since the beginning of fiscal 2006, we granted stock options with exercise prices as follows:

		Exercise
	Number of	Price per
Stock Option Grant Dates	Options Granted	Share

February 1, 2005 - November 7, 2005	699,000	$1.00
November 8, 2005 - December 18, 2005	9,000	$1.20
January 1, 2006 - February 20, 2006	1,184,350	$2.50
May 9, 2006	476,750	$2.50
August 10, 2006	1,672,250	$2.50
November 15, 2006	347,000	$4.50
December 19, 2006	80,500	$4.50
February 14, 2007	1,825,250	$6.70
February 28, 2007	50,000	$6.70

Our board of directors determined that the fair market value of our common stock had increased significantly in February 2006 as compared to the most recent determination of value in late 2005. The primary reasons for the February 2006 increase were the valuation report from Revolution Partners, which, based upon (i) a comparable companies valuation range of $243 million to $323 million, (ii) a precedent transaction valuation range of $233 million to $303 million and (iii) a discounted cash flows valuation range of $226 million to $302 million, and after applying the common stock discount, yielded a blended valuation range of $240 million to $313 million, or $2.50 to $3.46 per share; and our financial performance in the quarter and fiscal year ended January 31, 2006, in which we recorded record quarterly revenues and a 49% increase in annual revenue over the fiscal year ended January 31, 2005. Mitigating against a higher common stock valuation at that time were the inherent risks in our financial projections, given the early stage of our operating history, which formed an integral part of the Revolution Partners valuation; the superior rights and preferences of our preferred stock; and the absence of any prospects at that time for an initial public offering.

Our board of directors determined in both May 2006 and August 2006 that the value of our common stock had not increased above $2.50 per share. Those determinations were based primarily on our operating results for the quarters ended April 30, 2006 and July 31, 2006, as our revenue in those two quarters was less than, and approximately the same as, our revenue in the quarter ended January 31, 2006, and our operating loss in those two quarters was greater than our operating loss in the quarter ended January 31, 2006. Our board also took into account, in its August 2006 determination of fair market value, an updated valuation report from Revolution Partners, which indicated a lower valuation range than its valuation report in early 2006.

In November 2006, our board of directors determined that the fair market value of our common stock had increased to $4.50 per share. This determination was based primarily on: a contemporaneous valuation report from Revolution Partners, which, based upon (i) a comparable companies valuation range of $204 million to $294 million, (ii) a precedent transaction valuation range of $234 million to $334 million and (iii) a discounted cash flows valuation range of $137 million to $198 million, and after applying the common stock discount, yielded a blended valuation range of $210 million to $310 million, or $2.86 to $4.64 per share; our financial performance in the quarter ended October 31, 2006, in which we recorded record quarterly revenues of $23.2 million and a smaller operating loss than in the prior two quarters; and the conclusion by our board of directors and management that we should begin preliminary work toward a potential initial public offering.

On February 14, 2007, our board of directors determined that the fair market value of our common stock had increased to $6.70 per share. The primary factors underlying this determination were: a contemporaneous valuation report from Revolution Partners, which, based upon (i) a comparable companies valuation range of $303 million to $433 million, (ii) a precedent transaction valuation range of $363 million to $463 million and (iii) a discounted cash flows valuation range of $156 million to $229 million, and after applying the common stock discount, yielded a blended valuation range of $300 million to $400 million, or $4.84 to $6.76 per share; our financial performance in the quarter ended January 31, 2007, in which we again recorded record quarterly revenues and a significantly smaller operating loss; and our selection of managing underwriters for our initial public offering and the formal commencement of work toward this offering in early February 2007.

In June 2007, in connection with our proposed initial public offering and after learning of the proposed initial public offering price range recommended by our managing underwriters, our board of directors decided to undertake a reassessment of the fair market value of our common stock as of the February 14, 2007 and February 28, 2007 grant dates. As part of such reassessment, our board of directors took into account not only the factors it originally considered in connection with setting a fair market value of $6.70 per share as of February 14, 2007, but also discussed and gave further consideration to our strong financial performance in the fourth quarter of fiscal 2007, our financial outlook for fiscal 2008, and our prospects for an initial public offering.

Following this reassessment, our board of directors, with input from our management, determined that the fair market value of our common stock as of February 14, 2007 and February 28, 2007 was $8.00 per share. As a result of this determination, the exercise prices of the stock options granted by us in February 2007 were less than the reassessed fair market value of our common stock of $8.00 per share as of the date of grant for accounting purposes. Consequently, the grant date fair value of the stock options granted by us in February 2007, calculated using the Black-Scholes option pricing model pursuant to SFAS No. 123(R), increased from $8.4 million to $10.4 million.

These amounts will be recorded as stock-based compensation expense over the vesting period of the options, which is generally five years.

While the reassessed February 2007 fair market value of $8.00 per share is below the proposed initial public offering price range of $9.00 to $11.00 per share, there are several factors that explain this discrepancy. First, the February 2007 fair market value determination was based on information available at the beginning of the first quarter of fiscal 2008, whereas the proposed initial public offering price range was not definitively set until after the completion of the first quarter. Moreover, our operating results in the first quarter of fiscal 2008 represented a significant improvement over the operating results in the first quarter of fiscal 2007 and exceeded our internal operating plan, factors which were known at the time the proposed initial public offering price range was definitively set but which were not known in February 2007. The strong first quarter results also gave us and our managing underwriters greater confidence that we would achieve our financial forecast for fiscal 2008 as a whole. Furthermore, the proposed initial public offering price range, which necessarily assumes that a public market for our common stock has been created and that our preferred stock has converted into common stock in connection with the initial public offering, does not take into account any illiquidity discount for our common stock and does not take into account the superior rights and preferences of our preferred stock, which were appropriately taken into account in the valuation analyses by Revolution Partners and in our board of directors’ fair market value determination. In addition, we believe that stock market conditions in general and the initial public offering market in particular are stronger now than in February 2007.

Inventory Valuation

Inventories primarily consist of finished systems and are stated at the lower of cost or market value. A large portion of our inventory also relates to evaluation units located at customer locations, as some of our customers test our equipment prior to purchasing. The number of evaluation units has increased due to our overall growth and an increase in our customer base. We assess the valuation of all inventories, including raw materials, work-in-process and finished goods, on a periodic basis. We write down inventory to its estimated market value if less than its cost. Inherent in our estimates of market value in determining inventory valuation are estimates related to economic trends, future demand for our products and technological obsolescence of our products. If actual market conditions are less favorable than our projections, additional inventory write-downs may be required. During the fiscal years ended January 31, 2006 and 2007 and the three months ended April 30, 2007, we recorded charges of $0, $0.7 million and $0.1 million, respectively, to write inventory down to the lower of cost or market.

Warranty Reserves

Our standard product warranty provides that our product will be free from defects in material and workmanship and will, under normal use, conform to the published specifications for the product for a period of 90 days. Under this warranty, we will repair the product, provide replacement parts at no charge to the customer or refund amounts to the customer for defective products. We record estimated warranty costs, based upon historical experience, at the time we recognize revenue. As the complexity of our product increases, we could experience higher warranty costs relative to sales than we have previously experienced, and we may need to increase these estimated warranty reserves. Warranty reserves were $0.7 million, $1.1 million and $1.0 million as of January 31, 2006, 2007 and April 30, 2007, respectively.

Accounting for Income Taxes

At January 31, 2007, we had net operating loss carryforwards available to offset future taxable income for federal and state purposes of $29.2 million and $25.7 million, respectively. These net operating loss carryforwards expire at various dates through fiscal year 2027 and 2011 for federal and state purposes, respectively. At January 31, 2007 we had available net operating losses for foreign purposes of $7.8 million, of which $7.5 million may be carried forward indefinitely and $0.3 million expire beginning in fiscal 2011. We also had available at January 31, 2007 research and development credit carryforwards to offset future federal and state taxes of approximately $3.0 million and $2.3 million respectively which may be used to offset future taxable income and expire at various dates beginning in 2016 through fiscal years 2027 As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. We record

They report faster query performance, the ability to perform previously impossible queries, lower costs of ownership, and improvements in analytical productivity as a result of using our products.

Some representative customer experiences with our appliances include:

•	Catalina Marketing, a leading behavior-based marketing company, operates in over 20,000 retail stores nationwide and reaches approximately 250 million shoppers weekly. Catalina Marketing needed a data warehouse system that could keep pace with the analytic demands of its large volumes of data. With the NPS system, Catalina has a scalable data warehouse architecture that can now accommodate large numbers of complex queries on five times the data by a greater number of users than its previous system, giving its retail customers faster and more comprehensive insights to their data.

•	Orange UK, one of the UK’s most popular mobile phone services and a division of France Telecom Group, chose the NPS system to analyze billions of call data records in a fraction of the time other systems are capable of delivering. Even as the amount of information stored in Orange’s data center continues to grow, it has managed to reduce its equipment footprint. The new infrastructure in the data center has seen the number of cabinet spaces dedicated to data warehousing drop from 26 to nine. With complexity and floor space now seen as two of the biggest costs facing information technology departments, we have helped Orange prepare itself for future growth.

•	CompuCredit, a specialty finance company, relies on sophisticated computer models and targeted marketing strategies in its efforts to evaluate credit risk more effectively than its competitors. The company’s explosive growth had led to a substantial increase in the amount of data that it had to manage, creating significant IT challenges and limiting the overall ability of the organization to extract impactful business intelligence from this data. Since deploying the NPS appliance, CompuCredit has been able to perform many queries more than 100 times faster than before, drastically improving the usability of its business intelligence applications and spurring user adoption throughout the organization. In addition, CompuCredit has also realized significant administrative efficiencies, boosting IT productivity and enhancing its ability to react to changing business needs. With the NPS appliance, CompuCredit is able to extract value from its enterprise data more completely and efficiently and is enhancing the return on its business intelligence investments.

•	Epsilon is a leading provider of multi-channel, data-driven marketing technologies and services to Fortune 2,000 companies. Epsilon analyzes terabytes of data against strict deadlines and needed a data warehouse that would scale with client growth and meet stringent service level agreements. By optimizing data storage and querying speeds using the NPS appliance, Epsilon can work more efficiently with clients to quickly turn data into valuable insights that drive success across the enterprise. In addition to improved performance including shortening campaign cycles by days and in some cases weeks, Epsilon has reduced the total cost of ownership for its data warehouse using Netezza.

AOL and Epsilon accounted for 49% and 12%, respectively, of our total revenue in fiscal 2005. Acxiom accounted for 10% of our total revenue in fiscal 2006. No customer accounted for greater than 10% of our total revenue during fiscal 2007. For the first three months of fiscal 2008, MasterCard accounted for 20% of our total revenue.

Service and Support

Through our 28 service and support employees as of April 30, 2007, we offer our customers service and support for the deployment and ongoing use of NPS appliances. We focus primarily on maintenance, although we offer training and consulting services on a limited basis as well. We believe the overall simplicity of our appliances limits the need for extensive training, customization and deployment services or ongoing consulting. Unlike vendors offering traditional systems, we do not depend on service offerings for revenue growth opportunities and, as a result, our interests in providing easy-to-use products are clearly aligned with those of our customers.

We provide our customers with support priced as a percentage of license sales. Our support strategy includes highly-trained support staff located in our Framingham, Massachusetts headquarters, and worldwide installation

NETEZZA CORPORATION

CONSOLIDATED BALANCE SHEETS

			April 30,	Pro Forma
	January 31,		2007	April 30,
	2006	2007	(restated)	2007
			(Unaudited)
	(In thousands, except share and
	per share data)

ASSETS
Current assets
Cash and cash equivalents	$14,663	$5,018	$6,080	$6,080
Accounts receivable	13,392	31,834	22,236	22,236
Inventory	10,729	26,239	34,994	34,994
Other current assets	1,176	1,370	2,128	2,128

Total current assets	39,960	64,461	65,438	65,438
Property and equipment, net	5,297	4,228	3,725	3,725
Restricted cash	379	379	379	379
Notes receivable from employees	68	—	—	—
Other long-term assets	160	131	164	164

Total assets	$45,864	$69,199	$69,706	$69,706

LIABILITIES, CONVERTIBLE REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities
Accounts payable	$2,502	$12,683	$10,721	$10,721
Accrued expenses	6,847	8,678	7,618	7,618
Current portion of note payable to bank	511	2,436	6,504	6,504
Refundable exercise price for restricted stock	56	24	18	18
Deferred revenue	9,715	14,741	14,365	14,365

Total current liabilities	19,631	38,562	39,226	39,226
Long-term deferred revenue	—	9,765	11,082	11,082
Note payable to bank, net of current portion	2,489	4,099	3,418	3,418
Preferred stock warrant liability	476	765	1,022	—

Total long-term liabilities	2,965	14,629	15,522	14,500

Total liabilities	22,596	53,191	54,748	53,726

Commitments and contingencies (Note 16)

Convertible redeemable preferred stock, par value $0.001 per share; Series A; 17,280,000 shares authorized; 17,200,000 shares issued and outstanding at January 31, 2006 and 2007 and at April 30, 2007, respectively (liquidation preference of $8,600 at April 30, 2007)	12,117	12,805	12,978	—
Series B; 29,425,622 shares authorized; 29,389,622 shares issued and outstanding at January 31, 2006 and 2007 and at April 30, 2007, respectively (liquidation preference of $25,375 at April 30, 2007)	33,214	35,245	35,752	—
Series C; 23,058,151 shares authorized, issued and outstanding at January 31, 2006 and 2007 and at April 30, 2007, respectively (liquidation preference of $20,001 at April 30, 2007)	24,100	25,700	26,100	—
Series D; 8,147,452 shares authorized; 7,901,961 shares issued and outstanding at January 31, 2006 and 2007 and at April 30, 2007, respectively (liquidation preference of $20,150 at April 30, 2007)	21,769	23,381	23,784	—

Total convertible redeemable preferred stock	91,200	97,131	98,614	—

Stockholders’ equity (deficit):
Common stock, $0.001 par value; 110,000,000, 150,000,000 and 500,000,000 shares authorized at January 31, 2006 and 2007 and at April 30, 2007 and pro forma 2007, respectively; 7,115,459, 7,542,372, 7,977,794 and 46,752,641 shares issued at January 31, 2006 and 2007 and at April 30, 2007 and pro forma 2007, respectively	7	8	8	47
Treasury stock, at cost; 139,062 shares at January 31, 2006 and 2007 and at April 30, 2007 and pro forma 2007, respectively	(14)	(14)	(14)	(14)
Other comprehensive income	65	(284)	(611)	(611)
Additional paid-in-capital	—	—	—	99,597
Accumulated deficit	(67,990)	(80,833)	(83,039)	(83,039)

Total stockholders’ equity (deficit)	(67,932)	(81,123)	(83,656)	15,980

Total liabilities, convertible redeemable preferred stock and stockholders’ equity (deficit)	$45,864	$69,199	$69,706	$69,706

See accompanying Notes to Consolidated Financial Statements

NETEZZA CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

				Three Months Ended April 30,
	Fiscal Year Ended January 31,				2007
	2005	2006	2007	2006	(restated)
				(Unaudited)
	(In thousands, except share
	and per share data)

Revenue
Product	$30,908	$45,508	$64,632	$8,889	$20,577
Services	5,121	8,343	14,989	3,109	4,765

Total revenue	36,029	53,851	79,621	11,998	25,342
Cost of revenue
Product	8,874	18,941	26,697	3,565	8,395
Services	1,640	3,491	5,403	1,325	1,648

Total cost of revenue	10,514	22,432	32,100	4,890	10,043

Gross profit	25,515	31,419	47,521	7,108	15,299
Operating expenses
Sales and marketing	14,783	25,626	32,908	6,373	9,669
Research and development	11,366	16,703	18,037	4,226	5,484
General and administrative	2,500	3,124	4,827	852	1,755

Total operating expenses	28,649	45,453	55,772	11,451	16,908

Operating loss	(3,134)	(14,034)	(8,251)	(4,343)	(1,609)
Interest income	206	487	414	120	22
Interest expense	121	173	765	92	213
Other income (expense), net	35	(87)	627	185	169

Loss before income taxes and cumulative effect of change in accounting principle	$(3,014)	$(13,807)	$(7,975)	$(4,130)	$(1,631)
Income tax provision	—	—	—	—	(274)

Loss before cumulative effect of change in accounting principle	$(3,014)	$(13,807)	$(7,975)	$(4,130)	$(1,905)
Cumulative effect of change in accounting principle	—	(218)	—	—	—

Net loss	$(3,014)	$(14,025)	$(7,975)	$(4,130)	$(1,905)
Accretion to preferred stock	(4,096)	(5,797)	(5,931)	(1,483)	(1,483)

Net loss attributable to common shareholders	$(7,110)	$(19,822)	$(13,906)	$(5,613)	$(3,388)

Net loss per share attributable to common stockholders — basic and diluted:
Loss before cumulative effect of change in accounting principle	$(0.50)	$(2.08)	$(1.09)	$(0.57)	$(0.25)
Cumulative effect of change in accounting principle	—	(0.03)	—	—	—
Accretion to preferred stock	(0.67)	(0.88)	(0.81)	(0.21)	(0.19)

Net loss per share attributable to common stockholders — basic and diluted	$(1.17)	$(2.99)	$(1.90)	$(0.78)	$(0.44)

Weighted average common shares outstanding	6,077,538	6,635,274	7,319,231	7,186,776	7,786,366

Proforma net loss per share — basic and diluted (unaudited)			$(0.17)		$(0.04)

Proforma weighted average common shares outstanding (unaudited)			46,094,078		46,561,213

See accompanying Notes to Consolidated Financial Statements

NETEZZA CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

					Additional	Other		Total
	Common Stock		Treasury Stock		Paid-in	Comprehensive	Accumulated	Stockholders’
	Shares	Par Value	Shares	Cost	Capital	Income	Deficit	Deficit
	(In thousands, except share amounts)

Balance at January 31, 2004	5,886,586	$5	126,562	$(13)	$—	$—	$(41,982)	$(41,990)
Issuance of common stock upon exercise of stock options	400,187	1	—	—	102	—	—	103
Vesting of restricted common stock	166,250	—	—	—	1	—	—	1
Repurchase of restricted common stock	—	—	12,500	(1)	—	—	—	(1)
Issuance of Series D convertible redeemable preferred stock, including issuance costs of $103	—	—	—	—	(103)	—	—	(103)
Accretion of preferred stock to redemption value, net of cumulative adjustment for change in redemption preference	—	—	—	—	—	—	(4,096)	(4,096)
Other comprehensive income	—	—	—	—	—	(10)	—	(10)
Net loss	—	—	—	—	—	—	(3,014)	(3,014)

Balance at January 31, 2005	6,453,023	6	139,062	(14)	—	(10)	(49,092)	(49,110)
Issuance of common stock upon exercise of stock options	502,436	1	—	—	111	—	—	112
Vesting of restricted common stock	160,000	—	—	—	39	—	—	39
Stock options issued to consultants	—	—	—	—	24	—	—	24
Non-cash compensation to employee	—	—	—	—	815	—	—	815
Issuance of Series D warrants in conjunction with debt agreement	—	—	—	—	172	—	—	172
Issuance of Series D convertible redeemable preferred stock, including issuance costs of $6	—	—	—	—	(6)	—	—	(6)
Accretion of preferred stock to redemption value	—	—	—	—	(1,155)	—	(4,642)	(5,797)
Reclassification of preferred stock warrants to liability upon adoption of FSP 150-5	—	—	—	—	—	—	(231)	(231)
Other comprehensive income	—	—	—	—	—	75	—	75
Net loss	—	—	—	—	—	—	(14,025)	(14,025)

Balance at January 31, 2006	7,115,459	7	139,062	(14)	—	65	(67,990)	(67,932)
Issuance of common stock upon exercise of stock options	304,413	1	—	—	117	—	—	118
Vesting of restricted common stock	122,500	—	—	—	32	—	—	32
Stock options issued to consultants	—	—	—	—	37	—	—	37
Stock based compensation	—	—	—	—	877	—	—	877
Accretion of preferred stock to redemption value	—	—	—	—	(1,063)	—	(4,868)	(5,931)
Other comprehensive income	—	—	—	—	—	(349)	—	(349)
Net loss	—	—	—	—	—	—	(7,975)	(7,975)

Balance at January 31, 2007	7,542,372	8	139,062	(14)	—	(284)	(80,833)	(81,123)
Issuance of common stock upon exercise of stock options	414,172	—	—	—	279	—	—	279
Vesting of restricted common stock	21,250	—	—	—	6	—	—	6
Stock options issued to consultants	—	—	—	—	18	—	—	18
Stock based compensation	—	—	—	—	879	—	—	879
Accretion of preferred stock to redemption value	—	—	—	—	(1,182)	—	(301)	(1,483)
Other comprehensive income	—	—	—	—	—	(327)	—	(327)
Net loss	—	—	—	—	—	—	(1,905)	(1,905)

Balance at April 30, 2007 (unaudited and restated)	7,977,794	$8	139,062	$(14)	$—	$(611)	$(83,039)	$(83,656)

See accompanying Notes to Consolidated Financial Statements

NETEZZA CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

				Three Months Ended April 30,
	Fiscal Year Ended January 31,				2007
	2005	2006	2007	2006	(restated)
				(Unaudited)
	(In thousands)

Cash flows from operating activities
Net loss	$(3,014)	$(14,025)	$(7,975)	$(4,130)	$(1,905)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	1,758	2,829	2,615	712	654
Noncash interest expense related to issuance of warrants	14	27	71	1	—
Stock based compensation expense	5	839	914	70	897
Change in carrying value of preferred stock warrant liability	—	218	198	—	257
Changes in assets and liabilities
Accounts receivable	3,182	(8,387)	(17,853)	(3,717)	9,678
Inventory	(5,101)	(2,823)	(15,510)	(4,565)	(8,755)
Other assets	(1,062)	73	(275)	826	(784)
Accounts payable	99	2,006	10,176	2,422	(1,965)
Accrued expenses	186	3,158	1,725	(1,172)	(1,078)
Deferred revenue	1,337	6,325	14,751	6,217	911

Net cash used in operating activities	(2,596)	(9,760)	(11,163)	(3,336)	(2,090)

Cash flows from investing activities
Purchases of property and equipment	(4,024)	(5,498)	(1,545)	(236)	(149)
Increase in restricted cash	(287)	(68)	—	—	—
Repayment of notes receivable from employees	—	60	68	—	—

Net cash used in investing activities	(4,311)	(5,506)	(1,477)	(236)	(149)

Cash flows from financing activities
Proceeds from note payable	—	3,000	5,000	1,500	4,000
Repayment of note payable	(1,544)	—	(1,361)	—	(612)
Proceeds from issuance of Series D convertible redeemable preferred stock	15,548	4,492	—	—	—
Proceeds from issuance of common stock	64	152	150	26	279
Proceeds from the sale of restricted stock	40	—	—	—	—
Repurchase of common stock	(1)	—	—	—	—

Net cash provided by financing activities	14,107	7,644	3,789	1,526	3,667

Effect of exchange rate changes on cash and cash equivalents	(21)	92	(794)	(233)	(366)
Net increase (decrease) in cash and cash equivalents	7,179	(7,530)	(9,645)	(2,279)	1,062
Cash and cash equivalents, beginning of year	15,014	22,193	14,663	14,663	5,018

Cash and cash equivalents, end of year	$22,193	$14,663	$5,018	$12,384	$6,080

Supplemental disclosure of cash flow information
Cash paid for interest	$223	$125	$656	$119	$188

See accompanying Notes to Consolidated Financial Statements

NETEZZA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Nature of the Business

Netezza Corporation (the “Company”) is a leading provider of data warehouse appliances. The Company’s product, the Netezza Performance Server, or NPS, integrates database, server and storage platforms in a purpose-built unit to enable detailed queries and analyses on large volumes of stored data. The results of these queries and analyses, often referred to as business intelligence, provide organizations with actionable information to improve their business operations. The NPS data warehouse appliance was designed specifically for analysis of terabytes of data at higher performance levels and at a lower total cost of ownership with greater ease of use than can be achieved via traditional data warehouse systems. The NPS appliance performs faster, deeper and more iterative analyses on larger amounts of detailed data, giving customers greater insight into trends and anomalies in their businesses, thereby enabling them to make better strategic decisions.

The Company incurred net losses in fiscal 2005, 2006, 2007 and for the three months ended April 30, 2007 of approximately $3.0 million, $14.0 million, $8.0 million and $1.9 million, respectively. The Company had an accumulated deficit of approximately $83.0 million at April 30, 2007. Management expects operating losses and negative cash flows from operations to continue into the near future due to continued expansion of operations. To date the Company has been successful in completing several rounds of private equity financing. Based on the Company’s current operating plan and its current cash balances, the Company expects to have sufficient cash to finance its operations through fiscal 2008. The Company’s future beyond fiscal 2008 is dependent upon its ability to achieve break-even or positive operating cash flow, or raise additional financing. There can be no assurances that the Company will be able to do so.

2.	Restated Interim Financial Statements

The unaudited consolidated financial statements as of and for the three months ended April 30, 2007 have been restated to include a $0.1 million incremental compensation charge resulting from an adjustment to the fair value of options that were granted by the Company to its employees and directors in the first three months of fiscal 2008 (see Note 3). Subsequent to the initial issuance of its interim financial statements for the three months ended April 30, 2007, the Company reassessed the fair value of its common stock and determined that the exercise prices of the stock options granted in the first three months of fiscal 2008 were less than the reassessed fair values of the Company’s common stock at the related date of grant for accounting purposes. The restated aggregate fair value of these grants to be recognized over the vesting period, which is generally five years, is $10.4 million. The Company had previously assigned an aggregate fair value of $8.4 million to these grants. In addition, the unaudited consolidated financial statements as of and for the three months ended April 30, 2007 have been restated to include a $0.2 million incremental charge to other expense resulting from an adjustment in the fair value of warrants to purchase the Company’s convertible preferred stock (see Note 4).

NETEZZA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The effect of the restatement is as follows for the three months ended April 30, 2007:

	As previously
	reported	As restated

Income Statement:
Cost of product revenue	8,391	8,395
Cost of services revenue	1,646	1,648
Sales and marketing expense	9,635	9,669
Research and development expense	5,468	5,484
General and administrative expense	1,701	1,755
Operating loss	(1,499)	(1,609)
Other income (expense), net	322	169
Net loss	(1,642)	(1,905)
Net loss per share — basic and diluted	$(0.40)	$(0.44)
Proforma net loss per share — basic and diluted	$(0.03)	$(0.04)

3.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements include those of the Company and its wholly-owned subsidiaries, after elimination of all intercompany accounts and transactions. The Company has prepared the accompanying consolidated financial statements in conformity with accounting principles generally accepted in the United States of America.

Unaudited Interim Financial Statements

The consolidated financial statements and related notes of the Company for the three months ended April 30, 2006 and 2007, respectively, are unaudited. Management believes the unaudited consolidated financial statements have been prepared on the same basis as the audited, consolidated financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the financial position and results of operations in such periods. Results of operations for the three months ended April 30, 2007 are not necessarily indicative of the results that may be expected for the year ended January 31, 2008.

Unaudited Pro Forma Presentation

Upon the closing of the Company’s initial public offering of common stock, all of the outstanding shares of Series A, B, C and D preferred stock will automatically convert into 38,774,847 shares of the Company’s common stock, assuming the proceeds to the Company are at least $40 million and the initial public offering price per share is at least $7.00 (after giving effect to the reverse split described in Note 19). The unaudited pro forma presentation of the balance sheet has been prepared assuming the conversion of all shares of preferred stock into 38,774,847 shares of common stock as of April 30, 2007.

Unaudited pro forma net loss per share is computed using the weighted average number of common shares outstanding, including the pro forma effects of automatic conversion of all outstanding redeemable convertible preferred stock into shares of the Company’s common stock effective upon the assumed closing of the Company’s proposed initial public offering as if such conversion had occurred at the date of original issuance.

NETEZZA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The expected life of options has been determined utilizing the “simplified” method as prescribed by the SEC’s Staff Accounting Bulletin No. 107, “Share-Based Payment.” The expected life of options granted during the fiscal year ended January 31, 2007 and the three months ended April 30, 2007 was 6.5 years. For the fiscal year ended January 31, 2007, the weighted-average risk free interest rate used ranged from 4.56% to 5.03%, and the rate of 4.49% was used for the three months ended April 30, 2007. The risk-free interest rate is based on the daily treasury yield curve rate whose term is consistent with the expected life of the stock options. The Company has not paid and does not anticipate paying cash dividends on its shares of common stock; therefore, the expected dividend yield is assumed to be zero.

In addition, SFAS No. 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates, whereas SFAS No. 123 permitted companies to record forfeitures based on actual forfeitures, which was the Company’s historical policy under SFAS No. 123. As a result, the Company applied an estimated forfeiture rate, based on its historical forfeiture experience, of 2.0% in the fiscal year ended January 31, 2007 and for the three months ended April 30, 2007 in determining the expense recorded in its consolidated statement of operations.

The Company has historically granted stock options at exercise prices no less than the fair market value as determined by the Company’s board of directors, with input from management. The Company’s board exercised judgment in determining the estimated fair value of the Company’s common stock on the date of grant based on a number of objective and subjective factors. Factors considered by the Company’s board of directors included the following:

•	Contemporaneous valuation reports that the Company received from Revolution Partners, an independent valuation firm, in February 2006, August 2006, November 2006 and February 2007. Each of the independent valuations reported a valuation range for the Company’s common stock based upon a combination of three different methodologies.

•	Valuation based on comparable companies. Under this method, the valuations of comparable companies are calculated as a multiple of their recent and projected revenue and projected EBITDA, and the resultant ranges applied to the Company’s recent and projected revenues and projected EBITDA to yield an implied valuation range for the Company. In applying this methodology, Revolution Partners selected publicly traded companies who were comparable to us in a variety of factors, including business model, product mix, size and revenue growth rates. A discount is applied based upon lack of marketability of the Company’s common stock to estimate its fair value. The factors used in determining this illiquidity discount include, the company’s stage of development, operating history, size, likelihood of a liquidity event and possible timing of a liquidity event. For early-stage technology companies, Revolution Partners suggests an illiquidity discount rate range of 30-60%. In the initial valuation analysis for January 2006, Revolution Partners applied a 20% illiquidity discount to the comparable company analysis, which is lower than the early stage discount rate range mentioned above because the Company (i) was a well-established company with significant contracts and customers, (ii) had been in business for over five years and had nearly 200 employees, (iii) had over $50 million of annual revenue, and (iv) had good prospects for a timely liquidity event. In subsequent analyses, Revolution Partners lowered the illiquidity discount to reflect the progress the Company had made in its business and the greater likelihood of an initial public offering. In August 2006, November 2006 and February 2007, Revolution Partners used illiquidity discount rates of 20%, 15% and 7.5%, respectively.

•	Valuation based on precedent transactions. Under this method, the purchase prices paid in recent acquisitions of comparable companies is surveyed, the range of purchase prices as a multiple of those companies’ most recent and projected revenue is calculated, and the resultant ranges applied to the Company’s most recent and projected annual revenue to yield an implied valuation range for the Company. The valuation analyses provided by Revolution Partners did not directly factor in the effect of significant value-creating milestones, because the results of these milestones had already been factored into the revenue projections provided by the Company. The Revolution Partners valuation did not take into account any significant value-creating milestones of the comparable companies, independent of those reflected in their operating results.

NETEZZA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

•	Valuation based on discounted cash flow. Under this method, the long-term cash flows projected by the Company’s management is used and discount rates applied to produce an implied current valuation range for the Company. Revolution Partners applied a 20% discount rate in the discounted cash flow analysis,which was determined by using a weighted average cost of capital analysis of certain comparable companies. The discount rate did not change over the course of the valuation analyses.

•	The implied valuation ranges yielded by these three methodologies are then combined to produce a blended valuation range. To determine the blended valuation range, Revolution Partners relied predominantly on the valuation ranges provided by the comparable company and precedent transaction analyses. The process of determining a blended valuation begins by determining the highest and lowest valuations of both the comparable company and precedent transaction analyses. In determining the blended valuation range, Revolution Partners then chose a valuation range that fell within the middle of the combined valuation range. Although the discounted cash flow analysis (the “DCF”) is the least relevant methodology to determining the value of high-growth, early-stage technology companies, Revolution Partners utilized the DCF valuation as a benchmark to test the results of the blended valuation. Revolution Partners adjusted the blended valuation range if it substantially differed from the DCF valuation range. For the January 2006, August 2006 and November 2006 analyses, the valuation determined from the blended valuation range did not substantially differ from the DCF valuation range so no adjustments were made. In the February 2007 analysis, the initial blended valuation range was nearly double the DCF valuation range, and accordingly, Revolution Partners revised the blended valuation range downward. As a last step, Revolution Partners applied a common stock discount to the blended valuation range. There are several factors that Revolution Partners considered in determining the common stock discount including, voting rights, observer rights, information rights, rights to board seats, registration rights, rights of first refusal, preemptive rights and the likelihood of an initial public offering (where it is expected that preferred stock automatically converts to common). The experience of Revolution Partners suggests that a 30-50% discount rate is appropriate for a typical early-stage technology company, although the range can vary widely as each company has unique circumstances. In the Company’s initial valuation analysis in January 2006, Revolution Partners utilized a 40% common stock discount that was applied to the value attributable to common stock. In the judgment of Revolution Partners, a 40% discount was appropriate for a company with the Company’s profile of preferred rights and its potential for an initial public offering in the near future. In subsequent analyses, the discount rate was decreased as the likelihood of an initial public offering increased. In August 2006, November 2006 and February 2007, Revolution Partners used discount rates of 30%, 15% and 7.5%, respectively.

•	The agreed-upon consideration paid in arms-length transactions in the form of convertible preferred stock.

•	The superior rights and preferences of securities senior to the Company’s common stock at the time of each grant.

•	Historical and anticipated results of operations.

•	The lack of liquidity of the Company’s common stock and the prospects for a liquidity event.

NETEZZA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

During the fiscal year ended January 31, 2007 and the three months ended April 30, 2007, the Company granted stock options with exercise prices as follows:

				SFAS 123R
				Black-Scholes
	Number of	Exercise	Fair	Option
	Options	Price per	Value	Fair Value
Stock Award Grant Dates	Granted	Share	(restated)	(restated)

February 3, 2006	5,000	$2.50	$2.50	$1.88
February 20, 2006	1,166,500	$2.50	$2.50	$1.88
May 9, 2006	476,750	$2.50	$2.50	$1.86
August 10, 2006	1,672,250	$2.50	$2.50	$1.82
November 15, 2006	347,000	$4.50	$4.50	$3.20
December 19, 2006	80,500	$4.50	$4.50	$3.20
February 14, 2007	1,825,250	$6.70	$8.00	$5.90
February 28, 2007	50,000	$6.70	$8.00	$5.90

The Company’s board of directors determined that the fair market value of the Company’s common stock had increased significantly in February 2006 as compared to the most recent determination of value in late 2005. The primary reasons for the February 2006 increase were the valuation report from Revolution Partners, which, based upon (i) a comparable companies valuation range of $243 million to $323 million, (ii) a precedent transaction valuation range of $233 million to $303 million and (iii) a discounted cash flows valuation range of $226 million to $302 million, and after applying the common stock discount, yielded a blended valuation range of $240 million to $313 million, or $2.50 to $3.46 per share; and the Company’s financial performance in the quarter and fiscal year ended January 31, 2006, in which the Company recorded record quarterly revenues and a 49% increase in annual revenue over the fiscal year ended January 31, 2005. Mitigating against a higher common stock valuation at that time were the inherent risks in the Company’s financial projections, given the early stage of the Company’s operating history, which formed an integral part of the Revolution Partners valuation; the superior rights and preferences of the Company’s preferred stock; and the absence of any prospects at that time for an initial public offering.

The Company’s board of directors determined in both May 2006 and August 2006 that the value of the Company’s common stock had not increased above $2.50 per share. Those determinations were based primarily on the Company’s operating results for the quarters ended April 30, 2006 and July 31, 2006, as the Company’s revenue in those two quarters was less than, and approximately the same as, the Company’s revenue in the quarter ended January 31, 2006, and the Company’s operating loss in those two quarters was greater than the Company’s operating loss in the quarter ended January 31, 2006. The Company’s board also took into account, in its August 2006 determination of fair market value, an updated valuation report from Revolution Partners, which indicated a lower valuation range than its valuation report in early 2006.

In November 2006, the Company’s board of directors determined that the fair market value of the Company’s common stock had increased to $4.50 per share. This determination was based primarily on: a contemporaneous valuation report from Revolution Partners, which, based upon (i) a comparable companies valuation range of $204 million to $294 million, (ii) a precedent transaction valuation range of $234 million to $334 million and (iii) a discounted cash flows valuation range of $137 million to $198 million, and after applying the common stock discount, yielded a blended valuation range of $210 million to $310 million, or $2.86 to $4.64 per share; the Company’s financial performance in the quarter ended October 31, 2006, in which the Company recorded record quarterly revenues of $23.2 million and a smaller operating loss than in the prior two quarters; and the conclusion by the Company’s board of directors and management that the Company should begin preliminary work toward a potential initial public offering.

NETEZZA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

On February 14, 2007, the Company’s board of directors determined that the fair market value of the Company’s common stock had increased to $6.70 per share. The primary factors underlying this determination were: a contemporaneous valuation report from Revolution Partners, which, based upon (i) a comparable companies valuation range of $303 million to $433 million, (ii) a precedent transaction valuation range of $363 million to $463 million and (iii) a discounted cash flows valuation range of $156 million to $229 million, and after applying the common stock discount, yielded a blended valuation range of $300 million to $400 million, or $4.84 to $6.76 per share; the Company’s financial performance in the quarter ended January 31, 2007, in which the Company again recorded record quarterly revenues and a significantly smaller operating loss; and the Company’s selection of managing underwriters for the Company’s initial public offering and the formal commencement of work toward this offering in early February 2007.

In June 2007, in connection with the Company’s proposed initial public offering and after learning of the proposed initial public offering price range recommended by the Company’s managing underwriters, the Company’s board of directors decided to undertake a reassessment of the fair market value of the Company’s common stock as of the February 14, 2007 and February 28, 2007 grant dates. As part of such reassessment, the Company’s board of directors took into account not only the factors it originally considered in connection with setting a fair market value of $6.70 per share as of February 14, 2007, but also discussed and gave further consideration to the Company’s strong financial performance in the fourth quarter of fiscal 2007, the Company’s financial outlook for fiscal 2008, and the Company’s prospects for an initial public offering.

Following this reassessment, the Company’s board of directors, with input from the Company’s management, determined that the fair market value of the Company’s common stock as of February 14, 2007 and February 28, 2007 was $8.00 per share. As a result of this determination, the exercise prices of the stock options granted by the Company in February 2007 were less than the reassessed fair market value of the Company’s common stock of $8.00 per share as of the date of grant for accounting purposes. Consequently, the grant date fair value of the stock options granted by the Company in February 2007, calculated using the Black-Scholes option pricing model pursuant to SFAS No. 123(R), increased from $8.4 million to $10.4 million. These amounts will be recorded as stock-based compensation expense over the vesting period of the options, which is generally five years.

In accordance with the prospective transition method, the Company’s financial statements for prior periods have not been restated to reflect, and do not include, the impact of the adoption of SFAS No. 123(R). For the fiscal year ended January 31, 2007 and the three months ended April 30, 2007, the Company recorded expense of $0.9 million and $0.9 million, respectively, in connection with stock-based awards. Unrecognized stock-based compensation expense of non-vested stock options of $15.7 million, net of forfeitures, as of April 30, 2007 is expected to be recognized using the straight line method over a weighted-average period of 4.4 years.

Net Loss Per Share

The Company computes basic net income/(loss) per share attributable to common stockholders by dividing its net loss attributable to common stockholders for the period by the weighted average number of common shares outstanding during the period. Net loss attributable to common stockholders is calculated using the two-class method; however, preferred stock dividends were not included in the Company’s diluted net loss per share calculations because to do so would be anti-dilutive for all periods presented.